Exhibit 3

Luis Hernández EVP Digital and Organizational Development Juan Romero EVP Global Commercial Development Superior customer experience enabled by digital technologies

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements, and in particular in the case of CEMEX’s new plan, “A Stronger CEMEX”, reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, as well as any inherent risk to international operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under CEMEX’s material debt agreements, the indentures that govern CEMEX’s outstanding senior secured notes and CEMEX’s other debt instruments; the availability of short-term credit lines, assisting in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; loss of reputation of our brands; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products, including CEMEX’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for CEMEX’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions including disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements , including the United States-Mexico-Canada Agreement (USMCA), if it comes into effect, and the North American Free Trade Agreement (NAFTA), both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements, after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. CEMEX’s “A Stronger CEMEX” plan is designed based on CEMEX’s current beliefs and expectations. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiariesThese presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements, and in particular in the case of CEMEX’s new plan, “A Stronger CEMEX”, reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, as well as any inherent risk to international operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under CEMEX’s material debt agreements, the indentures that govern CEMEX’s outstanding senior secured notes and CEMEX’s other debt instruments; the availability of short-term credit lines, assisting in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; loss of reputation of our brands; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products, including CEMEX’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for CEMEX’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions including disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements , including the United States-Mexico-Canada Agreement (USMCA), if it comes into effect, and the North American Free Trade Agreement (NAFTA), both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements, after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. CEMEX’s “A Stronger CEMEX” plan is designed based on CEMEX’s current beliefs and expectations. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Why is digital transformation critical to us? Innovative commercial Customer-driven world models to drive economic value Highly competitive Emerging business environment models Opportunities and risks New sources of presented by new revenue & growth technologiesWhy is digital transformation critical to us? Innovative commercial Customer-driven world models to drive economic value Highly competitive Emerging business environment models Opportunities and risks New sources of presented by new revenue & growth technologies

We know our customers We exceed PEOPLE their needs CUSTOMER TECHNOLOGY CENTRICITY DATA & ANALYTICS We monetize relationshipsWe know our customers We exceed PEOPLE their needs CUSTOMER TECHNOLOGY CENTRICITY DATA & ANALYTICS We monetize relationships

Empower innovation with clear priorities and agile, transparent and disciplined Digital transformation Prospect and invest in execution of our customer new value propositions experience and across the construction supporting operations ecosystem CUSTOMER CENTRICITY Empower innovation with clear priorities and agile, transparent and disciplined Digital transformation Prospect and invest in execution of our customer new value propositions experience and across the construction supporting operations ecosystem CUSTOMER CENTRICITY

Our digital solutions are evolving to offer customers a superior omnichannel experience Salesforce & Online Order Digital Service Agent Stores Fulfillment Marketing EnablementOur digital solutions are evolving to offer customers a superior omnichannel experience Salesforce & Online Order Digital Service Agent Stores Fulfillment Marketing Enablement

Driving impact • Augment growth by improving net promoter score (NPS) and reinforcing CEMEX’s position as the supplier of choice, driving customer loyalty and reducing churn • Reconfigure and optimize our sales force and service centers towards high value added activities • Utilize data and analytics to improve our business as well as that of our customers • Drive operational savings through automation, enabling self-service and paperless interactionsDriving impact • Augment growth by improving net promoter score (NPS) and reinforcing CEMEX’s position as the supplier of choice, driving customer loyalty and reducing churn • Reconfigure and optimize our sales force and service centers towards high value added activities • Utilize data and analytics to improve our business as well as that of our customers • Drive operational savings through automation, enabling self-service and paperless interactions

Digital transformation impacting our customers’ business What exists today… Housing Commerce and industry Infrastructure Self buildersDigital transformation impacting our customers’ business What exists today… Housing Commerce and industry Infrastructure Self builders

Digital transformation impacting our customers’ business Building for tomorrow… Ready Mix Online Store Housing Construrama.com Commerce and industry Infrastructure Construrama.com Self builders Last mile delivery Smart StoreDigital transformation impacting our customers’ business Building for tomorrow… Ready Mix Online Store Housing Construrama.com Commerce and industry Infrastructure Construrama.com Self builders Last mile delivery Smart Store

• 2,000 stores in MX • $2B in annual sales • 8,500 trucks to cover last mile delivery • Average 4,000 SKUs in store• 2,000 stores in MX • $2B in annual sales • 8,500 trucks to cover last mile delivery • Average 4,000 SKUs in store

Driving impact • Onboard all 2,000 Mexican Construrama stores to digital platforms by 2020 • Offer 20,000 SKUs online by 2020 • Gain insight into 35,000 professional end-customers • Drive $400-500M in online retail sales in Mexico by 2022Driving impact • Onboard all 2,000 Mexican Construrama stores to digital platforms by 2020 • Offer 20,000 SKUs online by 2020 • Gain insight into 35,000 professional end-customers • Drive $400-500M in online retail sales in Mexico by 2022

We have developed an innovation process to prioritize investments across the construction value chain Development Planning Construction Operations End usage Market Influencers Builders Distributors Industrial Manufacturers Vendors & SuppliersWe have developed an innovation process to prioritize investments across the construction value chain Development Planning Construction Operations End usage Market Influencers Builders Distributors Industrial Manufacturers Vendors & Suppliers

CEMEX Ventures has built an investment portfolio to complement existing digital offerings Development Planning Construction Operations End usage Market Influencers Construhub Ready Mix Online Store Builders Flexidesign Distributors Industrial Manufacturers Vendors & SuppliersCEMEX Ventures has built an investment portfolio to complement existing digital offerings Development Planning Construction Operations End usage Market Influencers Construhub Ready Mix Online Store Builders Flexidesign Distributors Industrial Manufacturers Vendors & Suppliers

Continue to transform customer experience, improving net promoter score (NPS) Reinforce position of our core digital storefronts, increasing adoption levels to 60-70% What to Onboard 100% customers to Construrama.com, reaching 35,000 end customers to drive expect $400-500 M in sales on digital stores from us Monetize data and analytics to improve commercial offerings (product, positioning, pricing) Continue disciplined investment in line with innovation map to establish entry pointContinue to transform customer experience, improving net promoter score (NPS) Reinforce position of our core digital storefronts, increasing adoption levels to 60-70% What to Onboard 100% customers to Construrama.com, reaching 35,000 end customers to drive expect $400-500 M in sales on digital stores from us Monetize data and analytics to improve commercial offerings (product, positioning, pricing) Continue disciplined investment in line with innovation map to establish entry point

Monterrey Data Center, MexicoMonterrey Data Center, Mexico